13010647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley, Jr. (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David G. Hanley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, LLC., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Vice President, Finance
Title

[signature]
Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Additional Information
December 31, 2012

pwc

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Additional Information
December 31, 2012

pwc

Independent Auditor's Report

To the Board of Directors and Member of VP Distributors, LLC

We have audited the accompanying financial statements of VP Distributors, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VP Distributors, LLC at December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital under rule 15c3-1 and computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

($ in thousands, except share data)		December 31, 2012
Assets		
Cash and cash equivalents	$	27,782
Trading securities, at fair value		8,012
Accounts receivable		8,756
Due from affiliates		7,999
Deferred commissions		5,891
Furniture, equipment and leasehold improvements, net		606
Deferred taxes, net		489
Prepaid expenses and other assets		219
Total assets	$	59,754
Liabilities and Member's Equity		
Accrued compensation and benefits	$	6,402
Broker-dealer payable		6,152
Accounts payable and other accrued liabilities		5,322
Due to affiliates		3,756
Income taxes payable		1,784
Long-term liabilities		18
Total liabilities		23,434
Commitments and Contingencies (Note 8)		
Member's Equity		
Common Stock, $100 par value, 5,000 shares authorized, issued and outstanding		500
Additional paid-in capital		16,921
Retained earnings		18,899
Total member's equity		36,320
Total liabilities and member's equity	$	59,754

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Income

($ in thousands)		Year Ended December 31, 2012
Operating Revenues		
Distribution and service fees	$	56,941
Related party marketing fees		48,894
Other income and fees		1,090
Total operating revenues		106,925
Operating Expenses		
Employment expenses		22,597
Distribution expenses		66,525
Other operating expenses		6,000
Depreciation and amortization		28
Total operating expenses		95,150
Operating Income		11,775
Other Income		
Realized and unrealized gains on trading securities, net		1,189
Other income, net		373
Total other income		1,562
Income from continuing operations before income taxes		13,337
Provision for income taxes		4,844
Income from continuing operations		8,493
Income from discontinued operations, net of taxes (Note 1)		16,762
Net Income	$	25,255

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

($ in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2011	$ 500	$ 15,424	$ 11,644	$ 27,568
Net income	-	-	25,255	25,255
Excess tax benefits from stock-based compensation		1,497		1,497
Dividends to parent	-	-	(18,000)	(18,000)
Balances at December 31, 2012	$ 500	$ 16,921	$ 18,899	$ 36,320

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

($ in thousands)		Year Ended December 31, 2012
Cash flows from operating activities:		
Net income	$	25,255
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		58
Tax benefits from stock-based compensation		(1,497)
Amortization of deferred commissions		10,716
Payments of deferred commissions		(10,868)
Realized and unrealized losses on trading securities		(1,189)
Sales (purchase) of trading securities, net		2,156
Deferred taxes		473
Changes in operating assets and liabilities:		
Accounts receivable		(2,471)
Due from affiliates		(2,061)
Prepaid expenses and other assets		1,544
Accrued compensation and benefits		2,183
Accounts payable and other accrued liabilities		1,496
Broker-dealer payable		1,358
Due to affiliates		1,477
Income taxes payable		(1,050)
Net cash provided by operating activities		27,580
Cash flows used by investing activities:		
Capital expenditures		(462)
Net cash used in investing activities		(462)
Cash flows used by financing activities:		
Tax benefits from stock-based compensation		1,497
Dividends to parent		(18,000)
Net cash used in financing activities		(16,503)
Net increase in cash and cash equivalents		10,615
Cash and cash equivalents, beginning of year		17,167
Cash and cash equivalents, end of year	$	27,782
Supplemental cash flow information:		
Income taxes paid	$	151
Non-Cash Investing Activities:		
Accrual for capital expenditures	$	159

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor, administrator and transfer agent for certain related open-end mutual fund and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

Effective January 1, 2013, the Company no longer served as the transfer agent or administrator to registered investment companies (collectively, the Virtus Funds). Additionally certain employees of the Company were transferred to a Virtus affiliate. Subsequent to January 1, 2013, the Company will no longer earn administration and transfer agent fees or incur direct expenses related to these services. The Company does not have any continuing involvement related to these services and in accordance with Accounting Standards Codification ("ASC") 205-20, *Presentation of Financial Statements – Discontinued Operations,* the related revenues and expenses have been shown as discontinued operations in the Statement of Income. Revenues applicable to discontinued operations were $33.7 million for the year ended December 31, 2012.

2. Summary of Significant Accounting Policies

The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual results could differ from these estimates. Significant estimates are discussed in these notes to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid money market mutual fund investments.

Trading Securities

Trading securities consist of sponsored mutual funds and other publicly traded securities which are carried at fair value in accordance with ASC 320, *Investments – Debt and Equity Securities.* Marketable securities transactions are recorded on a trade date basis. Mutual fund investments held by VPD are classified as assets held for trading purposes. VPD provides the initial capital to funds or separately managed account strategies for the purpose of creating track records. For the year ended December 31, 2012, the Company recognized a net realized gain of $0.3 million. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

2. Summary of Significant Accounting Policies (continued)

Deferred Commissions

Deferred commissions represent fees paid to broker-dealers on sales of certain mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds and contingent deferred sales charges received upon redemption of shares within one to five years, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund share class, or until the underlying shares are redeemed. Impairment testing is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Furniture, Equipment and Leasehold Improvements, net

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated on a straight-line basis over the minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and amortized over the same period.

Leases

The Company currently leases office space and equipment under various leasing arrangements. Leases are classified as either capital leases or operating leases, as appropriate. Most lease agreements are classified as operating leases and contain renewal options, rent escalation clauses or other inducements provided by the lessor. Rent expense under noncancelable operating leases with scheduled rent increases or rent holidays is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession or the effective date of the lease agreement. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Build-out allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which generally coincides with the effective date of the lease.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Distribution and service fees and administration and transfer agent fees are recorded as revenue during the period in which services are performed.

Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds.

Administration and transfer agent fees consist of fund administration fees, transfer agent fees, and fiduciary fees. Fund administration fees are earned based on the average daily assets in the funds. Transfer agent fees are earned based on the average daily assets in the funds. Fiduciary fees are recorded monthly based on the number of 401(k) accounts. The Company utilizes outside service providers to perform some of the functions related to fund administration and transfer agent services.

Other income and fees consist primarily of redemption income on the early redemption of class B, C, and T-share mutual funds and brokerage commissions and fees earned for distribution of nonaffiliated products. Commissions earned (and related expenses) are recorded on a trade date basis and are computed based upon contractual agreements.

Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain related parties. Marketing fees from affiliates are recorded as revenue during the period in which services are performed and are intended to cover retail sales, marketing and administration costs incurred by VPD on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly payment.

2. Summary of Significant Accounting Policies (continued)

Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising and promotion expense was $0.3 million for the year ended December 31, 2012, and is classified in other operating expenses in the Statement of Income.

Stock-based Compensation

Stock-based compensation is accounted for under ASC 718, *Compensation – Stock Compensation,* which requires that compensation cost related to stock-based payment transactions be recognized in financial statements at the fair value of the instruments issued. Certain employees of VPD have been granted options to purchase common stock or Restricted Stock Units ("RSU"s) of Virtus which generally vest over a three-year period and have a contractual life of ten years from the date of grant. Options are granted with an exercise price equal to the market value of the shares at the date of grant. VPD recognized stock-based compensation expense of $0.6 million for the year ended December 31, 2012, and is classified in employment expenses in the Statement of Income.

Income Taxes

VPD uses an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year through charges or credits to the current tax provision, and to recognize deferred tax assets and liabilities for the future tax consequences resulting from temporary differences between the amounts reported in the financial statements and their respective tax bases. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates. The effects of a tax position on the financial statements are recognized when we believe it more likely than not that the position will be sustained. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized.

VPD is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, VPDs operating activities are considered those of its parent company and included as its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, VPD also files separate tax returns for certain other states where appropriate.

Notwithstanding the conversion to a disregarded entity, VPD continues to be treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and its subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to VPD under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

2. Summary of Significant Accounting Policies (continued)

Significant judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Our methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our operations and consideration of available tax planning strategies and actions that would be implemented by us, if necessary, as well as the expiration dates and amounts of carryforwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with demonstrated operating results. The projection also includes consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. During 2011, the Company determined that historical operating results and future projections gave rise to sufficient positive evidence to conclude that it is more likely than not that a substantial portion of its deferred tax assets are realizable.

Fair Value Measurements and Fair Value of Financial Instruments

The FASB defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

At December 31, 2012, all of the Company's recurring fair value measurements, which consist solely of mutual funds and marketable securities, represent Level 1 fair value measurements, which as defined in ASC 820, *Fair Value Measurements and Disclosures*, are quoted prices in active markets for identical assets or liabilities.

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments. Marketable securities are reflected in the financial statements at fair value based upon publicly quoted market prices.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, and the International Accounting Standards Board issued International Financial Reporting Standard ("IFRS") 13, Fair Value Measurement* (together, the new guidance). The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The new guidance changes some fair value measurement principles and disclosure requirements. The Company has adopted this ASU as of January 1, 2012.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and allows an entity to elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company has adopted this ASU as of January 1, 2012.

In August 2012, the FASB issued ASU No. 2012-03, *Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin ("SAB") No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22.* This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU 2012-03 is not expected to have a material impact on the Company's financial statements.

In October 2012, the FASB issued ASU No. 2012-04, *Technical Corrections and Improvements*. This update amends source literature, clarifies guidance and reference corrections and relocates some guidance within the Codification. The adoption of ASU 2012-04 is not expected to have a material impact on the Company's financial statements.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. This standard is effective for the Company's first quarter of fiscal year 2013. The adoption of this new guidance will require additional disclosures and presentation of items impacting other comprehensive income but will not have an impact on the Company's financial statements.

Subsequent Events

Subsequent events have been evaluated through February 28, 2013, which is the date the financial statements were issued.

3. Investments

The Company's marketable securities consist of trading securities. The composition of the Company's marketable securities at December 31, 2012 is summarized as follows:

December 31, 2012

(in thousands)	Cost	Unrealized Loss	Unrealized Gain	Fair Value
Trading:				
Sponsored mutual funds	$ 7,312	$ (689)	$ 1,389	$ 8,012
Total trading securities	$ 7,312	$ (689)	$ 1,389	$ 8,012

4. Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net is comprised of the following:

(in thousands)	December 31, 2012
Computer equipment and software	$ 398
Furniture and office equipment	55
Leasehold improvements	318
	771
Accumulated depreciation and amortization	(165)
Furniture, equipment and leasehold improvements, net	$ 606

Depreciation expense for 2012 was $28,000.

5. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	**For the Year Ended December 31, 2012**
Current	
Federal	$ 3,779
State	592
Total current tax expense	4,371
Deferred	
Federal	348
State	125
Total deferred tax expense	473
Total provision for income taxes	$ 4,844

The deferred tax effects of temporary differences are as follows:

(in thousands)	**For the Year Ended December 31, 2012**
Deferred tax assets (liabilities):	
Unpaid vacation accrual	$ 101
Net operating loss carryforwards	31
Capital loss carryforwards	324
Employee benefits	687
Unrealized loss on trading securities	(251)
Other	(49)
Valuation allowance	(354)
Deferred tax assets, net	$ 489

As of December 31, 2012, VPD had federal deferred tax assets related to capital loss carryforwards of $0.3 million. The federal capital loss carryforwards are scheduled to expire beginning in the year 2014. As of December 31, 2012, VPD had state deferred tax assets of less than $0.1 million of net operating losses. The state net operating loss carryforwards begin to expire in the year 2015.

5. Income Taxes (continued)

In accordance with ASC 740, *Income Taxes*, management has reviewed the need for a valuation allowance for the VPD financial statements. For federal tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of its deferred tax assets except for assets related to capital loss carryforwards and unrealized loss on investments. For state tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of a majority of its state deferred tax assets. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented, if necessary.

The earliest federal tax year open for examination is 2009. The earliest open years in VPD's major state tax jurisdictions are 2009 and 2005 for Connecticut and New York, respectively. VPD does not believe that any adjustment from any open year will result in a material change in VPD's financial position.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income:

	For the Year Ended December 31, 2012
Statutory rate	35.0 %
State income taxes, net of federal benefit	3.5
Valuation allowance	(2.2)
Effective income tax rate	36.3 %

6. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission ("SEC"), VPD is subject to certain rules regarding minimum net capital. VPD operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for VPD are as follows:

(in thousands)	December 31, 2012
Aggregate indebtedness	$ 23,443
Net capital	16,617
Ratio of aggregate indebtedness to net capital	1.4 to 1

6. Capital and Reserve Requirement Information (continued)

VPD's minimum required net capital at December 31, 2012 based on its aggregate indebtedness on those dates, was $1.6 million.

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of this rule.

7. Other Related Party Transactions

The Company engages in transactions with a number of related parties, which are described further below. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results or operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

BMO Bankcorp Related Party Transactions

As of December 31, 2012, BMO Bankcorp owns 22.1% of Virtus' common stock. Virtus acquired the rights to advise, distribute and administer the Insight Funds from Harris Investment Management, Inc. ("Harris"), a subsidiary of BMO Bankcorp, in May 2006. VPD recognized $0.3 million of distribution and administration fees for the year ended December 31, 2012 related to these funds.

Receivables and Payables from Related Parties

At December 31, 2012, $8.0 million was a receivable from Virtus affiliates. At December 31, 2012, $3.8 million was payable to Virtus affiliates.

8. Commitments and Contingencies

Legal Matters

The Company is regularly involved in litigation and arbitration as well as examinations and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature may involve activities as an employer, issuer of securities, investor, investment advisor, broker-dealer or taxpayer. We cannot predict the ultimate outcome of such legal claims or matters or in certain instances provide reasonable ranges of potential losses. As of the date of this report, the Company believes that the outcomes of its legal or regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on its financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, there can be no assurance that the Company's assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

Other Matters

VPD distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, VPD may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. VPD believes that the risk of loss is remote. In addition, VPD has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, VPD may also enter into contracts with other third parties pursuant to whom the third parties provide services on behalf of VPD or VPD provides services on behalf of the third parties. In certain circumstances, VPD may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined. VPD believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

9. Retirement Savings Plan

Employees of VPD are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan administered by a third party. For the 401(k) plan, employees may contribute a percentage of their eligible compensation into the 401(k) retirement plan, subject to certain limitations imposed by the Internal Revenue Code (the "Code"). Virtus matches employees' contributions at a rate of 100% of employees' contributions up to the first 3.0% and 50.0% of the next 2.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $0.3 million in 2012.

VP Distributors, LLC | **Schedule I**

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Computation of Net Capital Under Rule 15c3-1

December 31, 2012

Additional Information

($ in thousands)

Net Capital

Total member's equity			$	36,320
Less nonallowable assets:				
Accounts receivable	$	11,434		
Deferred commissions		5,891		
Furniture and equipment, net		606		
Other assets		219		
Deferred taxes		489		18,639
Net capital before specific reduction in the market value of securities				17,681
Less securities haircuts pursuant to Rule 15c3-1				1,064
Net capital			$	16,617

Aggregate Indebtedness

Total liabilities included in consolidated statement of financial condition	$	23,434
Difference resulting from offsetting various liability accounts against related assets		9
Aggregate indebtedness	$	23,443
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $23,443)	$	1,563
Net capital in excess of minimum requirements ($16,617 - $1,563)	$	15,054
Ratio of aggregate indebtedness to net capital		1.4 to 1

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

Note A – Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5, as amended, as of December 31, 2012.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Member of VP Distributors, LLC:

In planning and performing our audit of the financial statements of VP Distributors, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

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